Exhibit 99.3

EAGLE ROCK ENERGY G&P, LLC

CONFLICTS COMMITTEE CHARTER

Status

The Board of Directors (the “Board”) of Eagle Rock Energy G&P, LLC (“G&P”), which is the general partner of Eagle Rock Energy GP, L.P. (the “General Partner”), the general partner of Eagle Rock Energy Partners, L.P. (the “Partnership”), has established the Conflicts Committee (the “Committee”) as a standing committee of the Board.  References herein to the “Company” include G&P, the General Partner and the Partnership and its consolidated subsidiaries.

Purpose

The Committee’s primary purpose is to carry out the duties as set forth in the Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of the Partnership, the Omnibus Agreement (the “Omnibus Agreement”) between Eagle Rock Holdings, L.P., G&P, the General Partner and the Partnership, and the Amended and Restated Limited Liability Company Agreement of G&P (the “LLC Agreement”), as well as other duties delegated by the Board that relate to conflicts of interests between the Company and its Affiliates, on the one hand, and the Partnership and any other Group Member, any Partner or any Assignee, on the other hand. The Committee shall also advise the Board on actions to be taken by the Company and the Partnership or matters related to the Company and the Partnership upon request of the Board.

Certain Definitions

Capitalized terms not otherwise defined herein shall have the meaning as set forth in the Partnership Agreement.

Committee Membership

The Committee shall be composed entirely of two or more directors, each of whom (a) is not a security holder, officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner, (c) is not a holder of any ownership interest in the Partnership Group other than Common Units and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

The members of the Committee shall be appointed by the Board. Committee members may be replaced by the Board.

Authority and Responsibilities

The Committee shall act on an informed basis, in good faith, and in the honest belief that any action taken by the Committee is in the best interests of the Partnership. In the Committee’s determination of what is “fair and reasonable” to the Partnership and in connection with the Committee’s resolution of any conflict of interest, the Committee is authorized to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the Committee determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Committee deems relevant under the circumstances.

Without limiting the generality of the preceding statements, the Committee’s specific responsibilities include, but are not limited to, the following:

1. If the Company has been requested to register Partnership Securities pursuant to Section 7.12(a) of the Partnership Agreement, the Committee shall determine in its good faith judgment if it would be in the Partnership and its Partners best interests for such registration to be postponed for up to six months due to any pending transactions, investigations or other events.

2. The Board may seek approval of any resolution of a conflict of interest between the Company or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership or any other Group Member, any Partner or any Assignee, on the other hand.

3. With respect to the Omnibus Agreement, it may be amended or modified from time to time only by the written agreement of all the parties thereto; provided, however, that the Partnership may not, without the prior approval of the Committee, agree to any amendment or modification to the Omnibus Agreement that, in the reasonable discretion of the General Partner, will adversely affect the holders of Common Units.

4. Reviewing and determining whether to recommend that the member of G&P amend (1) Section 2.09(f) of the LLC Agreement, (2) the definitions of “Independent Director” in Section 6.02(a) of the LLC Agreement or (3) Section 6.02(e)(ii) of the LLC Agreement.

In performing on its responsibilities, the Committee shall have the sole authority to fund such independent legal, accounting and other advisors (including reserve engineers) as it deems necessary or appropriate to fulfill its responsibilities. The Committee is empowered, without further action of the Board, to cause the Company to pay the compensation of such advisors as the Committee shall so engage.

Procedures

1.      Meetings. The Committee shall meet at the call of the Chairperson, two or more members of the Committee, or the Chairman of the Board.  Meetings may, at the discretion of the Committee, include members of the Company’s management, independent consultants, and such other persons as the Committee or the Chairperson may determine.  The Committee may meet in person, by telephone conference call, or in any other manner in which the Board is permitted to meet under law or the Company’s limited liability company agreement.

2.      Quorum and Approval.  A majority of the members of the Committee shall constitute a quorum.  The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.  The Committee may also act by unanimous written consent in lieu of a meeting.

3.      Rules.  The Committee may determine additional rules and procedures, including designation of a chairperson pro tempore in the absence of the Chairperson, at any meeting thereof.

4.      Reports.  The Committee shall make regular reports to the Board, directly or through the Chairperson.

5.      Review of Charter.  Each year the Committee shall review the need for changes in this Charter and recommend any proposed changes to the Board for approval.

6.      Performance Review.  Each year the Committee shall review and evaluate its own performance and shall submit itself to the review and evaluation of the Board.

7.      Fees.  Each member of the Committee shall be paid the fee set by the Board for his or her services as a member of, or Chairperson of, the Committee.